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TELEGEN CORPORATION

Filing Type:	RW
Description:	Request for Withdrawal
Filing Date:	April 10, 2001
Period End:	N/A
Primary Exchange:	Over the Counter Bulletin Board
Ticker:	TEGN

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    RW

RW	1

[BRYAN CAVE LLP LETTERHEAD]

     April 9, 2001

VIA EDGAR

Securities and Exchange commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Maria Gabriela Bianchini

        Re:
        Telegen Corporation (the "Company")
        Withdrawal of Registration Statement on Form SB-2 (File No. 333-52686)

Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission to the withdrawal of the above-referenced Registration Statement (the "Registration Statement") effective immediately. The Company has elected to withdraw the Registration Statement in light of discussions with the Staff as to its eligibility for the use of such Registration Statement at the present time. No offers or sales of securities were made under the Registration Statement. The Company may undertake a subsequent private offering under the safe harbor provisions of Rule 155(c) of the Securities Act of 1933.

    Should you have any questions concerning the foregoing, please contact me or Raldolf W. Katz, Esq. of this firm. My telephone number is (949) 223-7119 and Mr. Katz' telephone number is (949) 223-7103.

    On behalf of the Company, please accept our thanks for your assistance and cooperation.

Regards,
/s/ BRETT J. SOUZA Brett J. Souza

BJS:dwj

cc: Randolf W. Katz, Esq.
      Jessica L. Stevens

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[BRYAN CAVE LLP LETTERHEAD]